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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  2)*

                          International Paper Company
                               (Name of Issuer)

                                 Common Stock
                        (Title Of Class of Securities)

                                   460146103
                           _________________________
                                (CUSIP Number)
Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  13G       PAGE 2 of 7 PAGES
CUSIP NO. 460146103
-------------------

  1      NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Merrill Lynch & Co., Inc.


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
								  (a) [ ]
								  (b) [ ]

  3                    SEC USE ONLY


  4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware


                           5      SOLE VOTING POWER
					  None
      NUMBER OF
        SHARES             6      SHARED VOTING POWER
     BENEFICIALLY                         30,608,893
       OWNED BY
        EACH
      REPORTING            7      SOLE DISPOSITIVE POWER
     PERSON WITH                          None

                           8      SHARED DISPOSITIVE POWER
					  30,608,893



 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      30,608,893


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        10.2%


12      TYPE OF REPORTING PERSON*

                      HC, CO


		   *SEE INSTRUCTION BEFORE FILLING OUT!






CUSIP NO. 460146103     13G       PAGE 3 OF 7 PAGES
-------------------

  1      NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Merrill Lynch, Pierce, Fenner & Smith Incorporated


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
								 (a) [ ]
								 (b) [ ]

  3                    SEC USE ONLY


  4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware


                           5      SOLE VOTING POWER
					   None
      NUMBER OF
        SHARES             6      SHARED VOTING POWER
     BENEFICIALLY                          23,652,127
       OWNED BY
        EACH
      REPORTING            7      SOLE DISPOSITIVE POWER
     PERSON WITH                           None

                           8      SHARED DISPOSITIVE POWER
					   23,652,127


 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,652,127


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     7.9%


12      TYPE OF REPORTING PERSON*

                      BD, CO


		   *SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


Item 1 (a)  Name of Issuer:

	    International Paper Company


Item 1 (b)  Address of Issuer's  Principal Executive Offices:

	    Two Manhattanville Road
	    Purchase, New York 10577


Item 2 (a)  Names of Persons Filing:

	    Merrill Lynch & Co., Inc.
	    Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b)  Address of Principal Business Office, or, if None, Residence:

	    Merrill Lynch & Co., Inc.
	    World Financial Center, North Tower
	    250 Vesey Street
	    New York, New York  10281

	    Merrill Lynch, Pierce, Fenner & Smith Incorporated
	    World Financial Center, North Tower
	    250 Vesey Street
	    New York, New York  10281

Item 2 (c)  Citizenship:

	    See Item 4 of Cover Pages

Item 2 (d)  Title of Class of Securities:

	    Common Stock

Item 2 (e)  CUSIP Number:

	    460146103


Item 3

      Merrill Lynch & Co., Inc. ("ML&Co."), is a parent holding company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").



               Page 4 of 7 Pages

Item 4      Ownership

      (a) Amount Beneficially Owned: See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, ML&Co. and MLPF&S (the "Reporting Persons") disclaim beneficial ownership of the securities of International Paper Company (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Issuer covered by this statement, other than certain securities of the Issuer held in MLPF&S proprietary accounts.


      (b)   Percent of Class:

			See Item 11 of Cover Pages


      (c)   Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

			 See Item 5 of Cover Pages

               (ii)     shared power to vote or to direct the vote:

			 See Item 6 of Cover Pages

               (iii)    sole power to dispose or to direct the disposition of:

			 See Item 7 of Cover Pages

               (iv)   shared power to dispose or to direct the disposition of:

			 See Item 8 of Cover Pages

Item 5      Ownership of Five Percent or Less of a Class.

	    Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

      MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in Section 240.13d-1(d). While the UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein, no singe UIT's interest relates to more than 5% of the class of securities reported herein.

      Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management) and Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) are investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and act as investment advisers to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to the securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities reported herein.



                               Page 5 of 7 Pages


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	    See Exhibit A

Item 8      Identification and Classification of Members of the Group.

	    Not Applicable

Item 9      Notice of Dissolution of Group.

	    Not Applicable

Item 10     Certification.

      By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 13, 1997       Merrill Lynch & Co., Inc.

			  /s/ Richard B. Alsop
			 ---------------------
			Name: Richard B. Alsop
		     Title:   Attorney-in-fact *


			   Merrill Lynch, Pierce, Fenner &
				Smith Incorporated

			  /s/ Richard B. Alsop
			 ---------------------
			Name: Richard B. Alsop
		    Title:    Attorney-in-fact **



------------
* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth Corporation.

** Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit C to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth Corporation.


			     Page 6 of 7 Pages




			 Exhibit A to Schedule 13G

		 ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

      One of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to Section 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("MLPF&S") and Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"). The relevant subsidiary of ML Group, a parent holding company pursuant to Section 240.13d-1(b)(1)(ii)(G), is Princeton Services, Inc., a Delaware corporation with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), which is the general partner of Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management ("FAM")) and Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")).

      MLPF&S is a wholly owned direct subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. MLPF&S may be deemed the beneficial owner of 7.9% of the common stock of International Paper Company (the "Company") held in customer accounts over which MLPF&S has discretionary power, or as a result of its proprietary trading activity, in addition to shares held by nine unit investment trusts for which MLPF&S acts as a sponsor.

      ML Group, a wholly owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 2.3% of the common stock of the Company by virtue of its control of its wholly owned subsidiary PSI.

      PSI, a wholly owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 2.3% of the common stock of the Company by virtue of its being general partner of FAM and MLAM.

      FAM, a Delaware limited partnership with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed to be the beneficial owner of 1.1% of the common stock of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

      MLAM, a Delaware limited partnership with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 1.2% of the common stock of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

      Pursuant to Section 240.13d-4, ML&Co., MLPF&S, ML Group, PSI, FAM and MLAM disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities of the Company other than, in the case of ML&Co. and MLPF&S, certain securities of the Company held by MLPF&S in proprietary accounts.

			     Page 7 of 7 Pages